Law Offices

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Ave., NW
Washington, DC 20036
(202) 822-9611

Prufesh R. Modhera, Esq.
(202) 419-8417
pmodhera@stradley.com

May 10, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Brion Thompson, Esquire

Re:	Bridgeway Funds, Inc.
File Nos. 33-72416 and 811-08200

Dear Mr. Thompson:

On behalf of Bridgeway Funds, Inc. (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you via telephone on April 27, 2010, with regard to Post-Effective Amendment No. 27 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 10, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), to register the shares of a new series, the Small-Cap Momentum Fund (the “Fund”).

Below we have provided your comments and the Registrant’s response to each comment.  Where applicable, these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

COMMENTS:

Prospectus

1.	Comment: In the response letter, please provide an example of language that you will put in the legend on the front page of the forthcoming summary prospectus regarding incorporation by reference.

Response: The Registrant plans to include the following disclosure on the front page of the forthcoming summary prospectus:

Before you invest, you may want to review the Fund’s Prospectus, which contains information about the Fund and its risks. The Fund’s Prospectus and Statement of Additional Information, both dated [insert date], are incorporated by reference into this Summary Prospectus. For free paper or electronic copies of the Fund’s Prospectus and other information about the Fund, go to http://www.bridgeway.com, email a request to funds@bridgeway.com or call 800-661-3550, or ask any financial advisor, bank, or broker-dealer who offers shares of the Fund.

2.	Comment: On page 2 of the prospectus, next to the heading, “FUND SUMMARY,” remove the ticker symbol, which is neither required nor permitted. Response: Revised as requested.

3.
Comment: On page 2 of the prospectus, under the Fees and Expenses of the Fund section, remove the sentence, “There are no sales charges to purchase or sell shares of the Fund.”

Response: Revised as requested.

4.	Comment: On page 2 of the prospectus, under the Fees and Expenses of the Fund section, next to the Redemption Fees line within the table, clarify to what the redemption fee applies.

Response: Registrant has revised the Redemption Fees line to read, “(as a percentage of amount redeemed for shares held less than 6 months).”

5.	Comment: On page 4 of the prospectus, under the sentence pertaining to a higher portfolio turnover rate within the Principal Risks section, please add disclosure indicating the impact of higher taxes that emanates from a high portfolio turnover rate.

Response: Registrant has revised the disclosure to add the following sentence: “Moreover, a higher portfolio turnover rate may result in higher taxes when Fund shares are held in a taxable account.”

6.
Comment: On page 4 of the prospectus, under the Portfolio Manager(s) section, please revise the length of service disclosure for each portfolio manager so that it pertains to the length of such service to the Fund, rather than the investment adviser.  In this case, because the Fund is new, the length of service should read “since Fund inception.”

Response: Revised as requested.

7.
Comment: On page 5 of the prospectus, under the Investment Objective heading within the Additional Fund Information section, please indicate how the Fund would notify shareholders of any change in its investment objective.

Response: Registrant has revised the disclosure to indicate that should the Fund choose to modify its investment objective, the Fund would provide shareholders with 60-days advance written notice of such change.

8.	Comment: On page 7 of the prospectus, please explain why the Fund feels the Commodity Exchange Act Exclusion disclosure is relevant.

Response: The Fund may invest, as a non-principal strategy, in stock index futures.  The Fund plans on filing for exemption under Rule 4.5 of the Commodity Exchange Act (“CEA”).  Rule 4.5 requires notice to be provided to investors of such exemption claimed under the CEA.  Therefore, the language has been included in the prospectus.

9.
Comment: On page 11 of the prospectus, under the Rule 12b-1 and Shareholder Services Fees section, please explain in the response letter (additional disclosure within the prospectus is unnecessary) what procedures the Fund would follow should it decide to charge a 12b-1 fee.

Response: In order for the Registrant to charge a 12b-1 fee, the Fund would file a 485(a) registration statement disclosing the nature and amount of the applicable

12b-1 fee. The Fund would also seek any required approvals before implementing such a fee. Until such registration statement becomes effective, no 12b-1 fees would be charged.

10.
Comment: On page 11 of the prospectus, under the Policy Regarding Excessive or Short-Term Trading of Fund Shares section, please describe with specificity the policies and procedures adopted by the Fund to address market timing.  If in the alternative, the Fund feels it currently meets this request, indicate so and reference any earlier SEC staff comments with respect to previous filings.

Response: The Registrant respectfully declines to provide additional information, as it feels the current disclosure provides a sufficient degree of specificity.  Moreover, the Registrant received no such comments from the SEC in regard to a 485(a) registration statement with similar disclosure filed on August 24, 2005.

11.
Comment: On page 21 of the prospectus, next to the heading Privacy Policy, there is currently a bracketed sentence next to the heading that reads, “[THIS IS NOT A PART OF THE PROSPECTUS].”  Delete the bracketed sentence or remove the privacy policy section in its entirety.

Response: Revised as requested. Registrant has removed the bracketed statement indicating “THIS IS NOT A PART OF THE PROSPECTUS.”

Statement of Additional Information (“SAI”)

12.	Comment: On page 32 of the SAI, under the Description of Compensation Structure section, in the first sentence of the second paragraph, please indicate whether the base salary is a fixed amount.

Response: Registrant has revised the disclosure to indicate the base salary is an amount that is fixed annually.

Please do not hesitate to contact Prufesh R. Modhera at (202) 419-8417 or Aaron T. Gilbride at (202) 419-8423, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Prufesh R. Modhera
Prufesh R. Modhera, Esquire

cc:           Michael Mulcahy
Tammira Philippe
Debbie Hanna